SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2006

NASPERS LIMITED

(Translation of registrant's name into English)

Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001

(Address of principal executive offices)

(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)

Form 20-F x   Form 40-F ___

(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.)

Yes ___   No x

EXHIBIT LIST

Exhibit	Description	Sequential Page Number
	▪ Announcement relating to dividend No. 77, dated August 25, 2006	
	▪ Announcement relating to the results of the annual general meeting, dated August 25, 2006	



NASPERS LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1925/001431/06)
Share code: NPN   ISIN: ZAE000015889

DIVIDEND NUMBER 77

Notice is hereby given that an annual ordinary dividend at the rate of 120c per N ordinary share and 24c per unlisted A ordinary share has been approved by the shareholders at the annual general meeting held on 25 August 2006.

In compliance with the requirements of STRATE the following dates are applicable:

	2006
• Last day to trade cum dividend	Friday 1 September
• Securities start trading ex-dividend	Monday 4 September
• Record date	Friday 8 September
• Payment date	Monday 11 September

The dividend is declared and paid in the currency of the Republic of South Africa.

Share certificates may not be dematerialised or re-materialised between Monday 4 September 2006 and Friday 8 September 2006, both dates inclusive.

By order of the board

GM Coetzee
Secretary

25 August 2006

Transfer Secretaries:
Link Market Services (Proprietary) Limited
Registration number 2000/007239/07
11 Diagonal Street
Johannesburg
(PO Box 4844, Johannesburg, 2000)
Republic of South Africa

Registered office:
Naspers Centre
40 Heerengracht
Cape Town 8001
(PO Box 2271
Cape Town 8000)
Republic of South Africa

INCE

Naspers Limited
(Incorporated in the Republic of South Africa)
Registration number 1925/001431/06
Share code: NPN
ISIN: ZAE000015889
("Naspers")
REPORT ON PROCEEDINGS AT ANNUAL GENERAL MEETING
At the 2006 annual general meeting of the shareholders of Naspers held on 25
August 2006, the requisite majority of shareholders approved all the ordinary
resolutions and special resolutions proposed at the meeting. The special
resolutions will be lodged with the Registrar of Companies for registration.
CAPE TOWN
25 August 2006
Sponsor
INVESTEC BANK

SIGNATURES

        Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned,
thereunto duly authorized.

                        NASPERS LIMITED

Date: August 25, 2006 by

                        ___
                        Name: Stephan J. Z. Pacak
                        Title: Director